Exhibit 99.3
Industry Guide 3 — Return on Equity and Assets Ratios

Q1 07
Return on assets	0.99%
Return on equity	25.6%
Dividend payout ratio	36%
Equity to assets ratio	4.08%

Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.